04002643

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 50445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clark/Bardes Financial Services Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 52nd Floor
(No and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Imes (213) 438-6334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

180 North Stetson Avenue,	Chicago	IL	60601-6779
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brenda Imes**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Clark Securities, Inc.**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President

Title

Notary Public

RITA I. PETERS
Commission # 1279356
Notary Public - California
Los Angeles County
My Comm. Expires Oct 5, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clark Securities, Inc.
(Formerly Clark/Bardes Financial Services, Inc.)

(SEC I.D. No. 8-50445)

Financial Statements and
Supplemental Schedules for the
Year Ended December 31, 2003 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934 as a
Public Document

CLARK SECURITIES, INC.
(Formerly Clark/Bardes Financial Services, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Clark Securities, Inc.

We have audited the following financial statements of Clark Securities, Inc. (formerly Clark/Bardes Financial Services, Inc.) (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Clark Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Clark Securities, Inc. as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2004

CLARK SECURITIES, INC.
(Formerly Clark/Bardes Financial Services, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$6,269,191
COMMISSIONS RECEIVABLE	2,427,607
OTHER ASSETS	307,552
TOTAL ASSETS	$9,004,350

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 147,497
Deferred tax liability	102,495
Accounts payable to affiliated companies	3,172,812
Accounts payable and accrued liabilities	147,978
Total liabilities	3,570,782
STOCKHOLDER'S EQUITY:	
Common stock—no par value:	
Authorized shares—1,000	
Issued shares—1,000	15,000
Paid-in capital	1,235,000
Retained earnings	4,183,568
Total stockholder's equity	5,433,568
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$9,004,350

See notes to financial statements.

CLARK SECURITIES, INC.
(Formerly Clark/Bardes Financial Services, Inc.)

STATEMENT OF OPERATIONS
DECEMBER 31, 2003

REVENUES:	
Commission income	$60,115,800
Interest income	33,420
Total revenues	60,149,220
EXPENSES:	
Commissions	1,883,457
Operating	34,004,054
Total expenses	35,887,511
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE	24,261,709
INCOME TAX EXPENSE:	
Current	9,359,572
Deferred	102,495
Income tax expense	9,462,067
NET INCOME	$14,799,642

See notes to financial statements.

CLARK SECURITIES, INC.
(Formerly Clark/Bardes Financial Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE—December 31, 2002	$ 15,000	$ 235,000	$ 363,294	$ 613,294
Capital contributions from Parent		1,000,000		1,000,000
Distributions to Parent			(10,979,368)	(10,979,368)
Net income			14,799,642	14,799,642
BALANCE—December 31, 2003	$ 15,000	$ 1,235,000	$ 4,183,568	$ 5,433,568

See notes to financial statements.

CLARK SECURITIES, INC.
(Formerly Clark/Bardes Financial Services, Inc.)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

OPERATING ACTIVITIES:	
Net income	$ 14,799,642
Adjustments to reconcile net income to net cash from operating activities:	
Deferred income tax expense	102,495
Changes in:	
Commissions receivable	78,367
Income tax receivable from Parent	49,300
Other assets	(90,258)
Commissions payable	49,115
Commissions payable to affiliated companies	(2,317,257)
Accounts payable to affiliated companies	2,701,921
Accounts payable and accrued liabilities	(78,801)
Net cash from operating activities	15,294,524
FINANCING ACTIVITIES:	
Distributions to Parent	(10,979,368)
Capital contributions from Parent	1,000,000
Net cash used in financing activities	(9,979,368)
NET INCREASE IN CASH	5,315,156
CASH—Beginning of year	954,035
CASH—End of year	$ 6,269,191
SUPPLEMENTAL CASH FLOW INFORMATION— Cash paid to Parent for income taxes	$ 9,310,272

See notes to financial statements.

1. ORGANIZATION

Clark Securities, Inc. (the "Company"), formerly Clark/Bardes Financial Services, Inc., is a wholly owned subsidiary of Clark Consulting, Inc. (the "Parent"), formerly Clark/Bardes Consulting, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual funds, and variable annuities contracts primarily to large U.S. corporations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income—Commission income is accrued at the time a contract or policy application is completed, the premium is paid (if applicable) and the party is contractually committed to purchase the contract or policy. In addition, commission income from contract or policy renewals is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

Commissions Receivable—The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the agings of the receivables and historical collection experience. At December 31, 2003, commissions receivable is reported in the statement of financial condition net of an allowance for doubtful accounts of $117,575.

Commissions Payable—The Company accrues commission expense and the related commission payable at the time the commission income is recorded.

Income Taxes—The Company's income tax expense is calculated using the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

The Company is included in the consolidated federal income tax return of the Parent. The tax-sharing policy between the Company and the Parent provides that the Company will realize tax expense or benefit based on the effect of the Company's earnings or loss on the consolidated income tax return of the Parent. The Company's income tax expense is based on the federal income tax rate of 34% and state tax rate of 5% for the year ended December 31, 2003. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, primarily prepaid expenses.

Use of Estimates—The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2003, the Company had net capital, as defined under the Rule, of $6,744,892, which was $6,643,512 in excess of its required net capital of $101,380. At December 31, 2003, the Company's aggregate indebtedness to net capital ratio was 0.23 to 1.00.

4. RELATED-PARTY TRANSACTIONS

The Parent and its affiliates provide services and pay certain expenses on behalf of the Company. A new expense allocation arrangement with the Parent was effective for fiscal 2003. During the year ended December 31, 2003, approximately $32,093,236 was paid for these services and expenses which are included in operating expenses in the statement of operations.

5. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

6. DISTRIBUTIONS TO PARENT

The Company intends to continue to make periodic distributions to the Parent while maintaining net capital in excess of its required amount.

* * * * * *

CLARK SECURITIES, INC.
(Formerly Clark/Bardes Financial Services, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

NET CAPITAL

Total Stockholder's Equity	$5,433,568
Add: Allowable Credits	
Accounts payable to affiliated companies	1,947,590
Deductions (nonallowable assets):	
Other assets	307,552
Commissions receivable	328,714
NET CAPITAL	$6,744,892
AGGREGATE INDEBTEDNESS	$1,520,697

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required to be the greater of $5,000 or 6-2/3% of aggregate indebtedness	101,380
MINIMUM NET CAPITAL REQUIREMENT	$ 101,380
EXCESS NET CAPITAL AT 1500%	$6,643,512
EXCESS NET CAPITAL AT 1000%	$6,592,822
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.23

CLARK SECURITIES, INC.
(Formerly Clark/Bardes Financial Services, Inc.)

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

Net capital, as reported in Company's Part II Focus Report (Unaudited)	$7,008,098
Nonallowable commission receivable	(160,711)
Deferred tax liability	(102,495)
NET CAPITAL	$6,744,892

CLARK SECURITIES, INC.
(Formerly Clark/Bardes Financial Services, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of 15c3-3.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

To the Board of Directors
Clark Securities, Inc.:

In planning and performing our audit of the financial statements of Clark Securities, Inc. (formerly Clark/Bardes Financial Services, Inc.) (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2004